FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2026

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1
Takeda Completed Issuance of New Shares and Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Outside of Japan with Partial Forfeiture of Rights Granted to Allottees

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 8, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Completed Issuance of New Shares and Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Outside of Japan with Partial Forfeiture of Rights Granted to Allottees

Osaka, JAPAN and CAMBRIDGE, Massachusetts, July 8, 2026 – Takeda (“Company”) today announced that it completed the issuance of new shares and disposal of treasury shares (“Issuance of Shares”) on July 8, 2026, under the Long-Term Incentive Plan for the Company Group employees outside of Japan.
In addition, the number of new shares originally planned, and other relevant figures, have been changed due to a partial forfeiture of rights granted to previously planned allotees, as outlined below.
For details about the Issuance of Shares, please refer to the announcement dated June 9, 2026, “Notice Concerning Issuance of New Shares and Disposal of Treasury Shares under the Long-Term Incentive Plan for Company Group Employees Outside of Japan”.

1.Changes in Outline of Issuance of Shares (Changes are underlined)

	After the change	Before the change
(1) Payment date	July 8, 2026	July 8, 2026
(2) Type and number of shares to be issued and disposed of	16,877,109 ordinary shares of the Company, which is the total of the following: (i) 10,780,950 new shares; and (ii) 6,096,159 treasury shares.	16,989,076 ordinary shares of the Company, which is the total of the following: (i) 10,892,917 new shares; and (ii) 6,096,159 treasury shares.
(3) Issuance and disposal price	5,050 yen per share	5,050 yen per share
(4) Total value of shares to be issued and disposed of	85,229,400,450 yen	85,794,833,800 yen
(5) Planned allottee	Employees of the Company and the Company’s subsidiaries; numbering 10,477 persons: 16,877,109 shares	Employees of the Company and the Company’s subsidiaries; numbering 10,557 persons: 16,989,076 shares

2.Reason for the Change
The differences between the planned and actual numbers of new shares and other relevant figures are due to the forfeiture of part or all of the rights granted to the allotees as previously planned at the time of the decision on the Issuance of Shares.

3.Outlook
The above changes will have immaterial impact on the full-year financials for the Company’s fiscal year ending on March 31, 2027.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries.
For more information, visit www.takeda.com.

Contacts

Investor Relations takeda.ir.contact@takeda.com	Media Relations Media_relations@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States and with respect to international trade relations; competitive pressures and developments; changes to applicable laws and regulations, including drug pricing, tax, tariff and other trade-related rules; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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